Exhibit 99.1

MARIS-TECH Ltd.

NOTICE OF AN ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual and Special General Meeting of Shareholders (the “Meeting”) of Maris-Tech Ltd. (“Maris” or the “Company”) will be held on June 28, 2023, at 3:00 p.m. Israel time at the Company’s office, located at 2 Yitzhak Modai Street, Rehovot, Israel 7608804.

The agenda of the Meeting is to:

1.	consider a proposal to re-appoint Kesselman & Kesselman, a member firm of PwC International Limited, as the independent auditor of the Company, and to authorize the Board of Directors of the Company (the “Board”) to determine their remuneration, until the next annual general meeting of the shareholders of the Company; and

2.	consider a proposal to re-appoint Mr. Amitay Weiss and Ms. Naama Falach Avrahamy to serve as Class II directors, on the Board for a three-year term continuing until the Company’s 2026 annual general meeting of shareholders, and to approve the compensation of each of Mr. Weiss and Ms. Avrahamy.

3.	consider a proposal to approve the repricing of options granted to certain of the Company’s officers and directors under the Company’s share option plan (the “Plan”).

4.	consider a proposal to approve the repricing of options granted to a service provider of the Company under the Plan, who is a relative of Mr. Israel Bar, the Chief Executive officer and a director of the Company.

5.	present and discuss the Company’s financial statements and annual report for the year ended December 31, 2022.

Board Recommendation

The Board unanimously recommends that you vote in favor of all the above Proposals as further described in the attached proxy statement (the “Proxy Statement”).

Record Date

Shareholders of record at the close of business on May 31, 2023 (the “Record Date”), are entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote their shares at the Meeting, as described below.

Required Vote and Voting Procedures

Pursuant to the Israeli Companies Law, 5799-1999 (the “Companies Law”), each of Proposals No. 1 and 2 described hereinafter, requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding ordinary shares, no par value per share (the “Ordinary Shares”), of the Company amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposal (a “Simple Majority”).

Proposals No. 3 and 4 are subject to the fulfillment of the aforementioned voting requirements and also one of the following additional voting requirements: (i) the majority of the shares that are voted at the Meeting in favor of such Proposal, excluding abstentions, include a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the Proposal; or (ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against such Proposal does not exceed 2% of the total voting rights in the Company (a “Special Majority”).

For this purpose, “personal interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his or her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the company.

For this purpose, a “controlling shareholder” is defined under the Companies Law as any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if he or she holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company; in the context of a transaction with an interested party, a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company, is also presumed to be a controlling shareholder. “Means of Control” is defined as any one of the following: (i) the right to vote at a General Meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.

How You Can Vote

A form of proxy for use at the Meeting is attached to the Proxy Statement, together with a return envelope, will be sent to holders of the Ordinary Shares. By appointing “proxies,” shareholders may vote at the Meeting whether or not they attend. If a properly executed proxy in the attached form is received by the Company at least four (4) hours prior to the Meeting, all of the Ordinary Shares represented by the proxy shall be voted as indicated on the form. Subject to applicable law and the rules of the Nasdaq Stock Market, in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted “FOR” all of the proposals to be presented at the Meeting for which the Board recommends a “FOR”. Shareholders may revoke their proxies or voting instruction form (as applicable) in accordance with section 9 of the Israeli Companies Law, 5759-1999 regulations (proxy and position statement), by filing with the Company a written notice of revocation or duly executed proxy or voting instruction form (as applicable) bearing a later date and time.

If your shares are registered directly in your name with our transfer agent, VStock Transfer, LLC, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to use the proxy card included with the Proxy Statement to grant your voting proxy directly to Nir Bussy, Chief Financial Officer, or Israel Bar, Chief Executive Officer, of the Company (e-mail address: israel@maris-tech.com; nir@maris-tech.com), or to vote in person at the Meeting.

If your shares are held through a bank, broker or other nominee, they are considered to be held in “street name” and you are the beneficial owner with respect to those shares. A beneficial owner as of the Record Date has the right to direct the bank, broker or nominee how to vote shares held by such beneficial owner at the Meeting and must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. If your shares were held in “street name,” as of the Record Date, these proxy materials are being forwarded to you by your bank, broker or nominee who is considered, with respect to those shares, as the shareholder of record, together with a voting instruction card for you to use in directing the bank, broker or nominee how to vote your shares. You also may attend the Meeting. Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or other nominee that holds your shares directly, giving you the right to vote the shares at the Meeting. Absent specific instructions from the beneficial owner of the shares, brokers are not allowed to exercise their voting discretion, among other things, with respect to the election of directors or any matter that relates to executive compensation; and therefore, a “broker non-vote” occurs with respect to such uninstructed shares. Therefore, it is important for a shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count for all proposals.

Sincerely,

Israel Bar
Chief Executive Officer
May 24, 2023

Maris-Tech Ltd.

Rehovot, ISRAEL

PROXY STATEMENT

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 28, 2023

This proxy statement (this “Proxy Statement”) is being filed by Maris-Tech Ltd. (the “Company”) to solicit proxies on behalf of the board of directors (the “Board”) of the Company for use at the Company’s annual and special general meeting of shareholders (the “Meeting”) to be held on June 28, 2023, at 3:00 p.m. Israel time, or at any adjournment or postponement thereof.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, no par value per share, of the Company (the “Ordinary Shares”), covered thereby in accordance with the directions of the shareholders executing such proxy. In the absence of such directions, and except as otherwise mentioned in this Proxy Statement, the Ordinary Shares represented thereby will be voted in favor of each of the proposals described in this Proxy Statement.

As a foreign private issuer, we are permitted to comply with Israeli corporate governance practices instead of certain requirements of The Nasdaq Stock Market Listing Rules (the “Nasdaq Rules”), provided that we disclose those Nasdaq Rules with which we do not comply and the equivalent Israeli requirement that we follow instead (the “Foreign Private Issuer Exemption”). We currently rely on this Foreign Private Issuer exemption with respect to the quorum requirement for meetings of our shareholders. As permitted under the Israeli Companies Law, 5799-1999 (the “Companies Law”), two or more shareholders present, in person or by proxy, holding in the aggregate not less than twenty five percent (25%) of the outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until June 28, 2023, at 5:00 p.m. Israel time (the “Adjourned Meeting”). At the Adjourned Meeting, any number of shareholders present in person or by proxy shall be deemed a quorum and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes are counted for the purpose of determining a quorum.

Pursuant to the Companies Law, each of Proposals No. 1 and 2 described hereinafter, requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposal (a “Simple Majority”).

Proposals No. 3 and 4 are subject to the fulfillment of the aforementioned voting requirements and also one of the following additional voting requirements: (i) the majority of the shares that are voted at the Meeting in favor of such Proposal, excluding abstentions, include a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the Proposal; or (ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against such Proposal does not exceed 2% of the total voting rights in the Company (a “Special Majority”).

For this purpose, “personal interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his or her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the company.

For this purpose, a “controlling shareholder” is defined under the Companies Law as any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if he or she holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company; in the context of a transaction with an interested party, a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company, is also presumed to be a controlling shareholder. “Means of Control” is defined as any one of the following: (i) the right to vote at a General Meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.

In accordance with the Companies Law, and regulations promulgated thereunder, any shareholder of the Company holding at least 1% of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting, to Mr. Nir Bussy, e-mail address: nir@maris-tech.com, no later than May 31, 2023.

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a statement (a “Position Statement”) to the Company’s offices at 2 Yitzhak Modai Street Rehovot, Israel 7608804. Any Position Statement received will be furnished to the U.S. Securities and Exchange Commission (the “SEC”) on a Report on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov. Position Statements should be submitted to the Company no later than June 18, 2023. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement. The Board’ response to the Position Statement will be submitted no later than June 23, 2023.

One shareholder or more holding Ordinary Shares which reflect five percent (5%) or more of the Company’s issued and outstanding share capital and voting rights (i.e., 393,925 Ordinary Shares) is entitled to examine the proxy and voting material.

It is noted that there may be changes on the agenda after publishing this Proxy Statement, and there may be Position Statements which can be published. Therefore, the most updated agenda will be furnished to the SEC on a Report on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov.

PROPOSAL 1

To re-appoint Kesselman & Kesselman, a member firm of PWC International
Limited, as the independent auditor of the Company, and to authorize the
Board to determine their remuneration until the next annual general meeting of the shareholders of the Company

Under the Companies Law, the re-appointment of independent public accountants requires the approval of the shareholders of the Company.

The Board has authorized and approved the re-appointment of Kesselman & Kesselman, a member firm of PWC International Limited (“PwC Israel”), as the independent auditor of the Company until the next annual general meeting of the shareholders of the Company and recommends that the shareholders to authorize the Board to determine their remuneration until the next annual general meeting of the shareholders of the Company.

The Audit Committee of the Board (the “Audit Committee”) has recommended, and the Board has determined that the re-appointment of PwC Israel as the independent auditor of the Company is appropriate and in the best interest of the Company and its shareholders, after examining, among other things, the scope of their work, and the complexity and scope of the Company's activities.

The Board determined, pursuant to the recommendation of the Audit Committee, that PwC Israel compensation is reasonable.

For additional information on the fees paid by the Company to PwC Israel in each of the previous two fiscal years, please see Item 16C ‘Principal Accountant Fees and Services’ in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 6, 2023.

The Board recommends that the shareholders of the Company adopt the following resolution:

“RESOLVED, to re-appoint PwC Israel as the Company’s independent auditor firm and to authorize the Board to determine their compensation, until the next annual general meeting.”

The re-appointment of PwC Israel requires the affirmative vote of a Simple Majority.

The Board unanimously recommends a vote “FOR” the above proposal.

PROPOSAL 2

To re-appoint Mr. AMITAY WEISS and Ms. nAAMA FALACH AVRAHAMY for a three-
year term as Class II directorS AND to approve THE COMPENSATION TO BE PAID TO
EACH OF MR. WEISS AND MS. AVRAHAMY

Under the Companies Law and the Company’s Amended and Restated Articles of Association (the “Articles”), the management of the Company’s business is vested in the Board. The Board may exercise all powers and may take all actions that are not specifically granted to our shareholders.

The Articles provide that the Company may have at least three (3) and not more than twelve (12) directors.

The Board currently consists of five (5) directors and divided into three classes with staggered three-year terms. Each class of directors consists, as practically as possible, of one-third of the total number of directors constituting the entire Board. At each annual general meeting of the Company’s shareholders, the appointment or re-appointment of directors following the expiration of the term of office of the directors of that class of directors is for a term of office that expires as of the date of the third annual general meeting following such appointment or re-appointment. Therefore, at each annual general meeting, the term of office of only one class of directors expires. Each director holds office until the annual general meeting of the Company’s shareholders in which his or her term expires, unless he or she is removed by a vote of 70% of the voting power represented at the annual general meeting in person or by proxy and voting thereon, disregarding abstentions from the count of the voting power present and voting.

As of the date of this Proxy Statement, the Company’s directors are divided among three classes as follows:

(i)	The Company’s Class I directors are Mr. Joseph Gottlieb and Mrs. Isabella Marshak, whose current terms expire at the Company’s 2025 annual general meeting of shareholders;

(ii)	The Company’s Class II directors are Mr. Amitay Weiss and Ms. Naama Falach Avrahamy, whose current terms expire at the Meeting; and

(iii)	The Company’s Class III director is Mr. Israel Bar, whose current term expires at the Company’s 2024 annual general meeting of shareholders.

The composition of our Board currently includes two individuals who are diverse under the Nasdaq Rule 5605(f) regarding board diversity, as presented in the below Board Diversity Matrix. Under Nasdaq Rule 5605(f), directors who self-identify as (i) female, (ii) an underrepresented minority or (iii) LGBTQ+ are defined as being diverse. The following chart summarizes certain self-identified personal characteristics of our directors, in accordance with Nasdaq Rule 5605(f). Each term used in the table has the meaning given to it in the rule and related instructions.

Board Diversity Matrix for Maris-Tech Ltd. (As of May 24, 2023)
Total number of directors	5
	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	2	3	-	-
Number of Directors who identify in Any of the Categories Below:
African American or Black	-	-	-	-
Alaskan Native of Native American	-	-	-	-
Asian	-	-	-	-
Hispanic or Latinx	-	-	-	-
Native Hawaiian or Pacific Islander	-	-	-	-
White	2	3	-	-
Two or more races or ethnicities	-	-	-	-
LGBTQ+	-	-	-	-

The Board has approved the re-appointment of Mr. Weiss and Ms. Falach Avrahamy to serve on the Board, each as a Class II director, for a three-year term continuing until the Company’s 2026 annual general meeting of shareholders and recommends that the Company’s shareholders re-appoint Mr. Weiss and appoint Ms. Falach-Avrahamy, each as a Class II director, for a three-year term continuing until the Company’s 2026 annual general meeting of shareholders. In addition, the Board has determined that each of Mr. Weiss and Ms. Falach Avrahamy meets the qualification of an independent director, as defined under the Nasdaq Rules.

Mr. Weiss and Ms. Falach Avrahamy, whose professional backgrounds are provided below, have each advised the Company that they are willing, able and ready to serve as a Class II director if appointed. Additionally, in accordance with the Companies Law, Mr. Weiss and Ms. Falach Avrahamy, have each certified to the Company that they meet all the requirements of the Companies Law for appointment as a director of a public company, they possess the necessary qualifications and have sufficient time to fulfill their duties as directors of the Company, taking into account the size and needs of the Company.

On May 15, 2023, the compensation committee of the Board (the “Compensation Committee”) and the Board, respectively, approved and recommend that the shareholders to approve the monthly compensation to be paid to Mr. Weiss as Chairman of the Board.

In his capacity as the Chairman of the Board, subject to his re-appointment, Mr. Weiss shall be entitled to a monthly compensation of NIS 20,000 (approximately $5,500) effective as of January 1, 2023. Mr. Weiss was previously granted options to purchase 10,000 Ordinary Shares, subject to vesting conditions. As of the date of this Proxy Statement, options to purchase 3,125 Ordinary Shares have vested.

In her capacity as a member of the Board, Ms. Falach Avrahamy is entitled to the same fixed fee as other non-executive directors of the Company, in the amount of NIS 25,000 per quarter (NIS 100,000 per year) (approximately $27,400 per year). Ms. Falach Avrahamy was previously granted options to purchase 2,500 Ordinary Shares. As of the date of this Proxy Statement, options to purchase 781 Ordinary Shares have vested have vested.

The above described compensation for each of Mr. Weiss and Ms. Falach Avrahamy is in accordance with Company’s compensation policy for directors and officers (the “Compensation Policy”).

If re-appointed at the Meeting, each of Mr. Weiss and Ms. Falach Avrahamy, will continue to benefit from the indemnification agreement, substantially in the form of those that we previously entered into with the Company’s members of the Board, as well as from our directors’ and officers’ liability insurance policy, as in effect from time to time.

Set forth below is certain biographical information regarding the background and experience of Mr. Weiss and Ms. Falach Avrahamy:

Mr. Amitay Weiss

Mr. Amitay Weiss has served as member of the Board since February 2022 and was officially appointed Chairman of the Board in March 2023. Mr. Weiss has a vast experience serving on boards of directors and other high positions. He has served as chairman of the board of directors of Save Foods Inc. (Nasdaq: SVFD) since August 2020, chairman of the board of directors of Infimer Ltd. (TASE:INFR-M) since July 2021 and chairman of the board of directors of Upsellon Brands Holdings Ltd. (previously Chiron Ltd.) (TASE: UPSL) since June 2019. He has also served as a member of the board of directors of Automax Motors Ltd. (TASE: AMX) since March 2021, Gix Internet Ltd. (previously Algomizer Ltd.) (TASE:GIX) since March 2019, Clearmind Medicine Inc. (previously Cyntar Ventures Inc.) (CSE: CMND) since August 2019, Perihelion Capital Ltd (PCL.P:CVE) since June 2021, as an external director of Cofix Group Ltd. (TASE: CFCS) since August 2015 and as a member of the board of directors and chief executive officer of SciSparc Ltd. (previously Therapix Biosciences Ltd.) (OTC:SPRCY) since August 2020. He previously served as chairman of the board of directors of Value Capital One Ltd. (previously P.L.T Financial Services Ltd.) (TASE:VALU) from April 2016 to February 2021, Matomy Media Group Ltd. (LSE:MTMY, TASE:MTMY.TA) from May 2020 to March 2021. In April 2016, Mr. Weiss founded Amitay Weiss Management Ltd., an economic consulting company and now serves as its chief executive officer. Mr. Weiss holds a B.A in economics from New England College, M.B.A. in business administration and LL.B. from Ono Academic College, Israel. We believe that Mr. Weiss is qualified to serve on our board of directors because of his diverse business, management and leadership experience.

Ms. Naama Falach Avrahamy

Ms. Naama Falach Avrahamy has served as member of the Board since February 2022. Ms. Falach Avrahamy is a senior financial professional with more than 17 years of experience. Ms. Falach Avrahamy serves as a member of the board of directors of Crow Technologies 1977 Ltd. (OTC: CRWTF) since May 2018. She has also served as VP of finance of Midgard Technologies Ltd. since April 2021. She previously served as the chief financial officer and chief operating officer of NGG Global Consulting, a consulting group specializing in organizational and operational excellence solutions from May 2019 to February 2021, and as chief financial officer of Anyfinacial Tech Ltd., an online financial trading platform from May 2015 to June 2017. Ms. Falach Avrahamy received a BA in Business Administration and Accounting from the College of Management, Israel. She is also a graduate of the Directors and Executives program from the IDC Herzliya, Israel. We believe that Ms. Falach Avrahamy is qualified to serve on our board of directors due to her financial background and expertise and experience in positions as director of public companies.

The Board recommends that the shareholders of the Company adopt the following resolution:

“RESOLVED, to re-appoint Mr. Amitay Weiss as a Class II director for a term of three years that expires at the 2026 annual general meeting of shareholders, and to approve his compensation as the Chairman of the Board, as set forth in the Proxy Statement.”

“RESOLVED, to re-appoint Ms. Naaman Falach Avrahamy as a Class II director for a term of three years that expires at the 2026 annual general meeting of shareholders, and to approve her compensation as set forth in the Proxy Statement.

The re-appointment of each of Mr. Weiss and Ms. Falach Avrahamy, respectively, as a Class II director, as mentioned above, requires the affirmative vote of a Simple Majority.

The Board unanimously recommends a vote “FOR” the above proposals.

PROPOSAL 3

TO APPROVE THE REPRICING OF OPTIONS GRANTED TO CERTAIN OF THE COMPANY’S
OFFICERS AND DIRECTORS UNDER THE PLAN

On May 15, 2023, the Compensation Committee and the Board, respectively, approved, and recommended that the Company’s shareholders to approve, the repricing of the exercise price of the existing options of certain of the Company’s officers and directors with an exercise price of $4.20, to an exercise price of $1.00, which is 20% higher than the 30-trading day average closing price of the Ordinary Shares on the Nasdaq Capital Market prior to May 12, 2023, and 4% higher than the closing price of the Ordinary Shares on the Nasdaq Capital Market on May 12, 2023, all as part of the repricing of the exercise price of existing options of Company’s employees, service providers and directors who currently provide services to the Company. The effective date of the repricing will be the date of receipt of shareholder approval.

The repricing mechanism of the exercise price of existing options for the officers and directors exceeds the terms of the Compensation Policy and was subject to the approval of an Israeli tax ruling, which was received on May 4, 2023, that renews the existing options’ limitations period determined under Section 102 of the Israeli Income Tax Ordinance, 1961. Other than the exercise price, all other terms of the existing options granted to such officers and directors will not change.

The following table represents the numbers Ordinary Shares underlying options granted to Company’s officers and directors, which are subject to the proposed repricing mechanism:

Name	Duty	Number of Ordinary Shares underlying options	Current exercise price	Proposed new exercise price
Amitay Weiss	Chairman of the Board	10,000	$4.20	$1.00
Naama Falach Avrahamy	Director	2,500	$4.20	$1.00
Isabella Marshak	Director	2,500	$4.20	$1.00
Carmela Bastiker	Chief Operating Officer	31,838	$4.20	$1.00
David Raviv	VP Marketing and Business Development	31,838	$4.20	$1.00
Magenya Roshanski	Chief Technology Officer	31,838	$4.20	$1.00
Nir Bussy	Chief Financial Officer	31,838	$4.20	$1.00

The repricing mechanism is not included in the Compensation Policy.

When considering the repricing of existing options for our officers and directors, our Compensation Committee and Board considered numerous factors, including the changes in market conditions which caused the grants of existing options to be non-effective to achieve the intended goal of incentivizing officers and directors in the long-term. The new exercise price was determined to be fair and reasonable and is 20% higher than the 30-trading day average closing price of the Ordinary Shares on the Nasdaq Capital Market prior to May 12, 2023, and 4% higher than the closing price of the of the Ordinary Shares on the Nasdaq Capital Market on May 12, 2023.

The Compensation Committee and the Board also considered, among other things, the Company’s size and the nature of our operations, and reviewed various data and information they deemed relevant, including comparative data regarding peer companies.

Accordingly, the Compensation Committee and Board determined that the repricing of existing options for certain officers and directors to be in the Company’s best interest.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the repricing of existing options granted to the certain of the Company’s officers and directors pursuant to the Plan, as set forth in the Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Special Majority.

The Board of Directors unanimously recommends that the shareholders vote “FOR” the above proposal.

PROPOSAL 4

TO APPROVE THE REPRICING OF OPTIONS GRANTED TO A SERVICE PROVIDER OF THE
COMPANY UNDER THE PLAN WHO IS A RELATIVE OF MR. ISRAEL BAR, THE CHIEF
EXECUTIVE OFFICER AND A DIRECTOR OF THE COMPANY

On May 15, 2023, the Compensation Committee and the Board, respectively, approved, and recommend that the Company’s shareholders to approve, the repricing of the exercise price options to purchase Ordinary Shares granted to Mr. Elad Kashi, a service provider for the Company who is a relative of Mr. Israeli Bar, the Chief Executive Officer and a director of the Company, in connection with the repricing of the exercise price of existing options of the Company’s employees, service providers and directors who currently provide services to the Company. According to the Companies Law, due to Mr. Israel Bar’s holdings, he is considered as a controlling shareholder of the Company, as defined under the Companies Law, for the purpose of this transaction with Mr. Kashi. The effective date of the repricing will be the date of receipt of shareholder approval.

The repricing mechanism will adjust Mr. Kashi’s existing options by reducing the exercise price of $4.20, to an exercise price of $1.00, which is 20% higher than the 30-trading day average closing price of the Ordinary Shares on the Nasdaq Capital Market prior to May 12, 2023, and 4% higher than the closing price of the Ordinary Shares on the Nasdaq Capital Market on May 12, 2023.

The repricing of the exercise price of existing options to purchase 7,004 Ordinary Shares for Mr. Kashi was approved by the Israeli tax authorities by tax ruling, which was received on May 4, 2023. Other than the exercise price, all other terms of the existing options granted to Mr. Kashi will remain the same.

When considering the repricing for Mr. Kashi existing options, our Compensation Committee and Board considered numerous factors, including the changes in market conditions which caused the grants of existing options to be non-effective for long-term incentivizing of Mr. Kashi in the same way as all other employees and service providers of the Company who currently provide services to the Company. The new exercise price was considered by the Compensation Committee and the Board to be fair and reasonable, 20% higher than the 30-trading day average closing price of the Ordinary Shares on the Nasdaq Capital Market prior to May 12, 2023, and 4% higher than the closing price of the Ordinary Shares on the Nasdaq Capital Market on May 12, 2023.

The Compensation Committee and the Board also considered, among other things, the Company’s size and the nature of its operations, and reviewed various data and information they deemed relevant, including comparative data regarding peer companies.

Accordingly, the Compensation Committee and Board determined that the repricing for Mr. Kashi existing options is in the Company’s best interest.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve repricing of existing options granted to Mr. Elad Kashi, a service provider of the Company who is a relative of Mr. Israel Bar, the Chief Executive Officer and a director of the Company, as set forth in the Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Special Majority.

Please note that we consider it highly unlikely that any of our shareholders is a controlling shareholder or has a personal interest in this proposal. However, as required under Israeli law, the enclosed form of proxy requires that you specifically indicate whether you are a controlling shareholder or have a personal interest in this proposal. Without indicating to this effect – we will not be able to count your vote with respect to this proposal.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

DISCUSSION OF THE COMPANY’S FINANCIAL STATEMENTS AND ANNUAL REPORT FOR THE
YEAR ENDED DECEMBER 31, 2022

Pursuant to the Companies Law, the Company is required to present the Company’s audited financial statements for the year ended December 31, 2022, to the Company’s shareholders.

The financial statements and Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 6, 2023, are available on the Company’s website at the following address: https://www.sec.gov/ix?doc=/Archives/edgar/data/0001872964/000121390023017628/f20f2022_maristechltd.htm.

At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company’s audited consolidated financial statements and Annual Report for the year ended December 31, 2022.

Shareholders are not required to approve the financial statements.

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

Proxies and all other applicable materials should be sent to:

VStock Transfer, LLC.

18 Lafayette Place

Woodmere, New York 11598

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, the Company files reports and other information with the SEC. All documents which the Company will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Annual General Meeting of Shareholders and the proxy statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. THE COMPANY HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED MAY 24, 2023. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN MAY 24, 2023, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors

Maris-Tech Ltd.
Israel Bar, Chief Executive Officer

Maris-Tech LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Mr. Israel Bar, Chief Executive Officer of Maris-Tech Ltd. (the “Company”), and Nir Bussy, Chief Financial Officer of the Company, and each of them, as agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the ordinary shares, no par value per share, of the Company which the undersigned is entitled to vote at the Annual and Special General Meeting of Shareholders (the “Meeting”) to be held on June 28, 2023 at 3:00 p.m. Israel time, and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Annual General Meeting of Shareholders and proxy statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted “FOR” such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

MARIS-TECH LTD.

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

Date of Meeting: June 28, 2023

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE
MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To re-appoint Kesselman & Kesselman, a member firm of PwC International Limited, as Maris-Tech Ltd.’s (the “Company”) independent auditor firm and to authorize the Board of Directors of the Company (the “Board”) to determine their compensation, until the next annual general meeting.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.	To adopt the following resolutions:

2.1	To re-appoint Mr. Amitay Weiss to serve as a Class II director on the Board for a three-year term continuing until the Company’s 2026 annual general meeting of shareholders, and to approve his compensation as the Chairman of the Board, as set forth in the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.2	To re-appoint Ms. Naaman Falach Avrahamy to serve as a Class II director on the Board for a three-year term continuing until the Company’s 2026 annual general meeting of shareholders, and to approve her compensation as set forth in the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

3.	To approve the repricing of options granted to certain of the Company’s officers and directors under the Company’s share option plan (the “Plan”), as set forth in the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

3a. Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a Personal Interest (as such terms are defined in the Companies Law and in the Proxy Statement) in Proposal No. 3?*

☐	YES I/We confirm that I am/ we are NOT a controlling shareholder of the Company and/or do NOT have a Personal Interest in Proposal No. 3.

*	If you do not indicate a response for this item 3a, your shares will not be voted for Proposal No.3.

4.	To approve the repricing of options granted to Mr. Elad Kashi, a service provider of the Company under the Plan, who is a relative of Mr. Israel Bar, the Chief Executive Officer and a director of the Company, as set forth in the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

4a. Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a Personal Interest (as such terms are defined in the Companies Law and in the Proxy Statement) in Proposal No. 4?*

☐	YES I/We confirm that I am/ we are NOT a controlling shareholder of the Company and/or do NOT have a Personal Interest in Proposal No. 4

*	If you do not indicate a response for this item 4a, your shares will not be voted for Proposal No. 4.

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

NAME	SIGNATURE	DATE

NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.